GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2007 APR 23 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 18, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the Meetings of Grupo Carso, S.A.B. de C.V., related to the Shareholders General Ordinary Assembly, which will be held on April 26, 2007.

07022800

Sincerely.

C.P. Quintín Humberto Botas Hernández Attorney in fact	Lic. Alejandro Archundia Becerra Attorney in fact

PROCESSED
APR 2 4 2007
THOMSON
FINANCIAL

dw 4/24

GRUPO CARSO, S.A.B. DE C.V.
CALL FOR

ORDINARY STOCKHOLDERS GENERAL ASSEMBLY

By agreement of the Board of Directors, calls the shareholders of Grupo Carso, S.A.B. de C.V., for the Ordinary Stockholders General Assembly that shall be held on April 26, 2007, at 10:30 hours, in Av. Paseo de las Palmas, No. 736, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, México, D.F., to discuss the items contained in the following:

AGENDA

I. Presentation, for appropriate effects: From the General Director's report in relation to the fiscal year that ended on December 31st , 2006, which includes the financial statements as of that date and the External Auditor's expert opinion, the Board of Directors report on main politics and accounting and information criteria followed while preparing the financial information and on the operations and activities in which such body participated during year 2006; the Committee's report with Corporate Practices, the Audit and Finance and Planning the Board of Directors opinion on the General Director's report and the report on tax liabilities compliance. Resolutions to that regard.

II. Presentation and, if such were the case, approval of a proposal regarding the distribution of profits, which includes the payment to the stockholders of a cash dividend of $0.50 Mexican Currency per stock, coming from the balance of the net tax profit, payable in only one exhibit as of July 17, 2007. Resolutions to that regard.

III. Ratification of the amount of resources for the acquisition of own stocks, pending of distribution, and adoption of the resolutions related to the aforesaid.

IV. Ratification, if such were the case, of the Board of Directors management and of the General Director for the fiscal year 2006. Resolutions to that regard.

V. Appointment or ratification, if such were the case, of the Board of Directors members and of the Chairperson of the Corporate Practices and Audit Committee. Adoption of the resolutions to that regard; of those related to the Board Members independence ranking and fees, as well as, others deriving from the discussion of this item.

VI. Appointment of Special Delegates to undertake all official formalities and fulfill all resolutions adopted by the Assembly. Resolutions to that regard.

To have the right to attend, and if such were the case, to vote in the Assembly, the shareholders shall have to obtain their corresponding admission cards at the latest on Wednesday, April 25, 2007, in exchange of the stock titles deposit at the address indicated in the last paragraph hereby, or at the Company, delivering the evidence proving their deposit in a credit institution of the country or foreign or at a stock exchange broker of the Mexican Republic. For those stocks deposited S.D. Indeval, S.A. de C.V., the admission cards shall be issued in exchange of the corresponding evidence of their deposit made at the Company, and if such were the case, of the legally appropriate additional lists.

The information and documents in relation with each one of the items included in the Agenda, shall be made available to the stockholders, pro bono, fifteen natural days prior to the Assembly date. The stockholders may be represented by an attorney-in-fact by appointed by means of a simple power of attorney, pursuant the provisions of Article Eighteenth of the Corporation's by-laws and, without prejudice to the aforesaid, shall have the right to be represented by individuals that can prove their legal capacity by means of the proxy forms created by the Corporation, that shall be made available through the securities market brokers or at the same Corporation, also fifteen natural days prior to the date of the Assembly.

The admission cards, the information, and the documents and forms to which the two previous paragraphs refer to, shall be made available to the stockholders, or their representatives dully authorized, or of the securities market brokers, as appropriate, at Miguel de Cervantes Saavedra No. 255, Col. Granada, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30), on business days and hours.

Mexico, D.F., April 10, 2007.

(signature)
Lic. Sergio Medina Noriega
Secretary of the Board of Directors.

END